1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Mike Ma, Spokesperson
www.spil.com.tw	mikema@spil.com.tw
+886-4-25341525#7890

SPIL Board of Directors Approved to Hold Extraordinary Shareholders’ meeting

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: December 11, 2015

Taichung, Taiwan, December 11, 2015—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors approved to schedule the first Extraordinary Shareholders’ meeting of 2016 on January 28, 2016 at Room 101, 1F Administration Building of Taichung Science-based Industrial Park (No.2, Zhongke Rd., Xitun Dist., Taichung City).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: December 11, 2015	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer